Mail Stop 3561

May 19, 2009

<u>Via Facsimile and U.S. Mail</u>

Mr. Neal V. Fenwick
  Chief Financial Officer
ACCO BRANDS CORPORATION
300 Tower Parkway
Lincolnshire, Illinois 60069

> **Re:** **ACCO Brands Corporation**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 2, 2009**
> **File No. 1-08454**

Dear Mr. Fenwick:

We have reviewed your filing and have the following comments. We think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K (Fiscal Year Ended December 31, 2008)

Management's Discussion and Analysis

Overview of Company Performance, page 22

1.   Refer to your discussion of realized targeted annual cost synergies on page 23. Please consider the disclosure requirements set forth in Topic 5 (P) (4) of the Staff Accounting Bulletins. The next to the last paragraph there under addresses the disclosure and quantification of anticipated and actual cost savings. Expand your disclosures to more completely comply with these requirements or advise supplementally as to why you do not consider these requirements to be applicable.

Fiscal 2008 versus Fiscal 2007, page 26

2.   Refer to the table of operating results. Given the nature of your business, we believe you should not present a sub-total, such as "Gross profit" (and related "Gross profit margin") before deducting "Advertising, selling, general and administrative expenses." In this regard, we note that your Advertising, selling, general and administrative costs include advertising costs (i.e., marketing and product development initiatives) related to your business activities, and personnel-related costs. These costs appear to be integral costs of doing business and generating revenue. Accordingly, they should be deducted in the determination of any measure of profitability. We note that your income statement appropriately does not include a "gross profit" line item. In future filings please eliminate the "gross profit" line item(s) from the table presentation and from the narrative disclosures. Our comment applies to your presentation of Quarterly Financial Information in Footnote 19 as well.

3.   We note your references to "Restructuring – related expense" and your quantification of same in your table of results for the comparative periods. As you indicate in your opening paragraph, only specific types of costs may be reported as "restructuring costs" under U.S. GAAP. In view of that fact, we do not believe it is appropriate to label other types of costs (that do not meet the definition of restructuring costs) as "restructuring-related" expenses in your table. If these charges are either unusual or infrequent, it may be appropriate to refer to them as such and/or to specifically quantify and explain the nature of each individually significant charge included within that designation. We do not object to such disclosure. However, we believe that the current caption is confusing. Please revise or advise.

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       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Beverly A. Singleton, Staff Accountant, at (202) 551-3328 or Margery E. Reich, Senior Staff Accountant, at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief